

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

<u>Via E-Mail</u>
Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, MEXICO

> **Re: Pladeo Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2012**
> **File No. 333-182714**

Dear Ms. Guerrero:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to prior comments are to those provided in our letter dated August 13, 2012.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that in response to prior comment 1 you have disclosed on your prospectus cover page that you are an emerging growth company. Please relocate the rest of the disclosure currently provided on the cover page describing how you may lose emerging growth company status and the various exemptions available to you as an emerging growth company to a more appropriate place later in the prospectus.

2.   While you provide general disclosure on the prospectus cover page regarding various exemptions available to you as an emerging growth company, your filing does not address your election under Section 107(b) of the JOBS Act with respect to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. As previously requested, please state your election in this regard and disclose the following:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. We note your response to prior comment 2, in which you assert your belief that you are not a shell company under Rule 405 as a result of having greater than nominal operations. You point to several steps taken by your management in furtherance of your planned business that you believe evidence greater than nominal operations. Please explain in greater detail the specific actions that your management has taken in furtherance of your business plan; as one example only, please tell us specifically how management investigated the market demand for online chat systems. Please also describe any related expenses incurred in connection with these actions; we note in this regard that you appear to have incurred only bank fees and professional fees from inception through July 31, 2012. In addition, tell us how you concluded that the steps taken to date are sufficiently significant to constitute greater than nominal operations, and refer us to any regulatory guidance upon which you are relying in this regard.

4. As requested in prior comment 3, please review and revise your document to ensure that it reflects throughout that you have a sole officer and director. The filing continues to refer to your "officers" and "directors," for example on pages 6 and 14.

Risk Factors

"Our reporting obligations may be suspended," page 5

5. As requested in prior comment 5, please briefly identify the risk posed to investors by the likelihood that your Section 15(d) reporting obligations will be automatically suspended as a result of having fewer than 300 shareholders.

"We will incur ongoing costs and expenses for SEC reporting…," page 7

6. This risk factor indicates that you intend to pay the $10,000 in costs associated with the registration statement from "existing cash on hand." Please explain this disclosure, given that you report only $2,055 in cash as of July 31, 2012.

"Our regulatory requirements are more limited…," page 7

7.   As requested in prior comment 4, please explain briefly how the reporting requirements of Section 15(d) are more limited than those applicable to fully-reporting companies, for example, with respect to the proxy rules, Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules under U.S. securities laws.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 10

8.   We note the disclosure added in response to prior comment 9 that based on "currently available and contractually committed capital resources," you will require $16,945 to fund planned operations in the amount of $25,000 for the next 12 months, and that "with current funding" you will be able to operate for only approximately three months. Please explain how you determined the amount of the capital deficiency and the amount of time that you anticipate being able to operate based on currently-available capital resources. Please clarify whether this disclosure includes as capital resources funds raised in your IPO. If so, please disclose the amount of proceeds assumed and revise the references to "current" resources to reflect that you may not raise this amount, and also address your capital deficiency and the amount of time you anticipate being able to operate assuming no proceeds from the offering.

Financial Statements, page 19

9.   You indicate here that the financial statements for the period ended July 31, 2012, have been audited, but the report of your independent auditor included in the registration statement relates only to the financial statements for the period ended April 30, 2012. Please revise as appropriate.

Financial Statements

Statement of Operations, page F-4

10.   We note that you have no revenues and have incurred total expenses of $6,416 for the period from inception to July 31, 2012. Therefore, it appears that the net loss for this period should be $6,416. Please revise or explain why the net loss for this period is stated as $6,045. Also revise statements regarding your net loss from inception to July 31, 2012 throughout your filing, accordingly.

11.   Revise to appropriately label each period as audited or unaudited. Please also revise to appropriately label each of the periods in your statement of cash flows, as well as the notes to the financial statements.

Exhibit 23.1

12.   Revise to include a consent from your auditor that refers to the accurate report date. In this regard, we note that the report included in your filing is dated June 19, 2012, and the consent references a report dated June 26, 2012.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
       Kevin A. Polis, Esq.
       Carrillo Huettel, LLP